SOUTHERN CALIFORNIA BANCORP

12265 El Camino Real, Suite 210

San Diego, California 92130

April 24, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Shannon Davis
Michael Volley
Madeleine Mateo
Tonya Aldave

Re:	Southern California Bancorp
Registration Statement on Form 10-12B
Filed April 6, 2023
File No. 001-41684

Ladies and Gentlemen:

This letter is the response of Southern California Bancorp (the “Company”) to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter dated April 20, 2023, concerning the Company’s Registration Statement on Form 10-12B that was filed on April 6, 2023 (the “Registration Statement”).

We are concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects our responses to the Staff’s comments and certain other updated information. We will also provide the Staff courtesy copies of Amendment No.1 marked to reflect the changes from the Registration Statement.

The Staff’s comments are copied below in italicized, bold type. Our responses follow each of the comments. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement), all page references herein correspond to the pages of Amendment No. 1.

Registration Statement on Form 10-12B

General

1.	Please disclose the status of your application to be listed on the Nasdaq Capital Market. In this regard we note your disclosure on page 117 that you have “applied and received approval to list [your] common stock on the Nasdaq Capital Market,” as well as your disclosure on page 49 that such “listing is not guaranteed.” Please revise for consistency or advise.

On April 24, 2023, we received notice that Nasdaq has approved our application to list our common stock on the Nasdaq Capital Market. Please see pages 5, 49 and 117 of Amendment No. 1 for updated disclosure regarding this matter.

2.	We note that it appears that you intend to list your common stock on the Nasdaq Capital Market under Section 12(b) of the Exchange Act. Please tell us the listing standard you intend to rely upon in listing your common stock and specifically confirm whether and how you meet Nasdaq’s quantitative listing standards. In this regard, it does not appear that you are relying upon the direct listing standards, considering you have not filed a registration statement under the Securities Act of 1933.

While we meet each of the three quantitative standards for listing on the Nasdaq Capital Market, we have relied on the Equity Standard set forth in Section 5505(b)(1) of the Nasdaq Listing Rules, which requires that we have:

(A) stockholders’ equity of at least $5 million;

●	As of March 31, 2023, our stockholders’ equity was $267.5 million.

(B) a market value of unrestricted publicly held shares of at least $15 million; and

●	As of April 17, 2023, 2023, the market value of our unrestricted publicly held shares was approximately $166.4 million.

(C) a two year operating history.

●	We have operated as a bank holding company since May 15, 2020, and our wholly-owned banking subsidiary, Bank of Southern California, N.A., commenced operations in December 2001.

To rely on the Equity Standard set forth in Section 5505(b)(1) of the Nasdaq Listing Rules, we must also meet all of the requirements set forth in Section 5505(a) of the Nasdaq Listing Rules. Section 5501(a) requires that we have:

(1) a minimum bid price of $4 per share (or a lower amount in certain circumstances prescribed in Section 5501(a)(1)(B) of the Nasdaq Listing Rules);

●	As of April 17, 2023, the closing price of our common stock on the OTC Pink Open Market was $15.50 per share.

(2) at least 1,000,000 unrestricted publicly held shares;

●	As of April 17, 2023, we had 10,732,466 unrestricted publicly held shares.

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(3) at least 300 round lot holders, at least 50% of whom must hold unrestricted securities with a market value of $2,500;

●	As of April 17, 2023, we had more than 300 round lot holders, at least 50% of whom held unrestricted securities with a market value of $2,500.

(4) at least three registered and active market makers; and

●	We have commitments from five registered and active market makers.

(5) a minimum average daily trading volume of 2,000 shares over the 30 trading day period prior to listing, with such trading occurring on more than half of those 30 days.

●	For the 30 trading days ending on April 20, 2023, we had a minimum average trading volume of 17,537 shares, with such trading occurring on 23 days.

Business

Deposit Products, page 12

3.	We note your response to our prior comment 9 and your revised disclosure. Please remove references to “expanded FDIC insurance” in this section and on page 54.

We have removed references to “expanded FDIC insurance” in this section and on page 54.

If you should have any questions or comments regarding this response or Amendment No. 1, please contact our legal counsel, Joshua Dean of Sheppard, Mullin, Richter & Hampton LLP, at (714) 424-8292.

Sincerely,

/s/ Joann Yeung
Joann Yeung
Senior Vice President, Chief Accounting Officer on behalf of
SOUTHERN CALIFORNIA BANCORP

cc:	Joshua Dean, Sheppard, Mullin, Richter & Hampton LLP

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